# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mynaric AG, CIK 0001850453
CUSIP: 62857X101
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: BERTHA-KIPFMUELLER-STRASSE 2-8, MUNICH, Germany (2M), 81249
Date of event which requires filing of this statement: 08/14/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001493152-25-006587
Filed by CIK 0001163368
Persons authorized to receive notices and communications: Zephram Yowell, 650 Newport Center Drive, Newport Beach, California (CA), 92660, (949) 720-6000

## Reporting persons
- Pacific Investment Management Company LLC (CIK 0001163368): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value
Name of issuer: Mynaric AG
Address of issuer's principal executive offices: BERTHA-KIPFMUELLER-STRASSE 2-8, MUNICH, Germany (2M), 81249
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on February 14, 2025 (as amended to date, the "Schedule 13D"), relating to the ordinary shares, no par value (the "Ordinary Shares"), of Mynaric AG, a company organized under the laws of the Federal Republic of Germany (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Cancellation of Ordinary Shares

On August 14, 2025, in connection with the consummation of the previously disclosed StaRUG process, the Issuer's existing share capital was reduced to zero and all outstanding Ordinary Shares were canceled for no value, including those beneficially held by the Reporting Person. In addition, as a result of the previously described debt-to-equity swap, the Reporting Person is the sole beneficial owner of the new equity of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Items 11 and 13 of the cover page of this Schedule 13D are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of the cover page of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4, the Reporting Person has not engaged in any transactions in the Ordinary Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of August 14, 2025, the Reporting Person ceased to beneficially own Ordinary Shares in the Issuer.

## Signatures
- Pacific Investment Management Company LLC: /s/ Alyssa Creighton, Alyssa Creighton, Senior Vice President (08/18/2025)